UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number: 001-34985

Globus Maritime Limited
(Translation of registrant’s name into English)

128 Vouliagmenis Avenue, 3rd Floor, Glyfada, Attica, Greece, 166 74
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On June 22, 2020, Globus Maritime Limited (the “Company”) completed its public offering (the “Offering”) of 34,285,714 units of the Company, each unit consisting of (i) one common share, par value $0.004 per share (a “Common Share”) or a pre-funded warrant to purchase one Common Share at an exercise price equal to $0.01 per Common Share (a “Pre-Funded Warrant”), and (ii) one Class A Warrant to purchase one common share (a “Class A Warrant”), for $0.35 per unit (or $0.34 per unit including a pre-funded warrant).

At the time of the closing, the underwriters exercised and closed on part of their over-allotment option, and purchased an additional 5,139,286 Common Shares and 5,139,286 Class A Warrants.

The aggregate proceeds to the Company from the Offering and the partial exercise of the underwriters’ over-allotment option, after deducting underwriting discounts and commissions and estimated expenses payable by the Company, were approximately $12.2 million.

Attached to this report on Form 6-K as Exhibit 1.1 is a copy of the Underwriting Agreement dated June 18, 2020 between the Company and Maxim Group LLC, as representative of the underwriters listed on Schedule A therein.

Attached to this report on Form 6-K as Exhibit 4.1 is a copy of the Warrant Agency Agreement, dated June 22, 2020, among the Company, Computershare Inc. and Computershare Trust Company, N.A.

Attached to this report on Form 6-K as Exhibit 4.2 is a copy of the form of Class A Warrant, dated June 22, 2020.

Attached to this report on Form 6-K as Exhibit 4.3 is a copy of the form of Pre-Funded Warrant.

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release of the Company dated June 18, 2020 titled “Globus Maritime Limited Announces Pricing of Upsized $12.0 Million Underwritten Public Offering”.

Attached to this report on Form 6-K as Exhibit 99.2 is a copy of the press release of the Company dated June 22, 2020 titled “Globus Maritime Limited Announces Closing of Upsized $12.0 Million Underwritten Public Offering and Exercise of the Overallotment”.

The Company has 45,841,666 Common Shares issued and outstanding as of the date hereof.  No Pre-Funded Warrants have yet been purchased in the Offering.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE COMPANY’S REGISTRATION STATEMENTS: (A) ON FORM F-3 (FILE NO. 333-222580) FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 17, 2018 AND DECLARED EFFECTIVE FEBRUARY 8, 2018; AND (B) ON FORM F-3 (FILE NO. 333-230841) FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 12, 2019 AND DECLARED EFFECTIVE APRIL 19, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 22, 2020

GLOBUS MARITIME LIMITED

By:	/s/ Athanasios Feidakis
Name:	Athanasios Feidakis
Title:	President, Chief Executive Officer and Chief Financial Officer